The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

September 27, 2023

Mr. Benjamin Richie
Ms. Jennifer Angelini
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    The Estée Lauder Companies Inc.
    Annual Report on Form 10-K for the year ended June 30, 2023
    Filed August 18, 2023
File No. 001-14064

Dear Mr. Richie and Ms. Angelini:

This letter sets forth the response of The Estée Lauder Companies Inc. (the “Company” or “we” or “our”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Commission” or "SEC") contained in your letter dated September 14, 2023. The Company respectfully acknowledges the Staff's comments, and its response set forth below corresponds to the comment as numbered in the Staff's letter.

Annual Report on Form 10-K for the year ended June 30, 2023

General

1.We note that you provided more expansive disclosure in your Fiscal 2022 Social Impact and Sustainability Report ("SIS Report") and Climate Transition Plan 2022 ("CT Plan") than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your SIS Report and CT Plan.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the Company’s Social Impact and Sustainability Report (“SIS Report”), as well as the Climate Transition Plan 2022 ("CT Plan"), are designed to provide selected voluntary information and are part of our overall communication regarding the Company’s social impact and sustainability activities to a broad group of stakeholders that includes consumers, investors, employees, retailers, suppliers and local communities, and are developed in accordance with, and is responsive to, relevant sustainability reporting standards and frameworks, including the Global Reporting Initiative (GRI) Standards, Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB). In contrast to the reporting standards used for our SIS Report and CT Plan, the current SEC disclosure requirements are primarily focused on providing material information to investors. As such, we approach how and what we disclose in our SIS Report and our SEC filings differently. As a result, the SIS Report and CT Plan may include detailed information, such as information regarding the Company’s efforts to reduce greenhouse gas (“GHG”) emissions, that is beyond the scope of the information that is required to be disclosed pursuant to applicable SEC rules and/or regulations. As noted in the SIS Report and the CT Plan, the use of the term "material" in the context of those reports is distinct from, and should not be confused with, the terms "material" or "materiality" under the securities laws and regulations. Therefore, matters considered to be material for purposes of those reports may not be considered material in the context of our consolidated financial statements and filings with the SEC, and the inclusion of information in those reports is not an indication that such information is necessarily material to the Company in those contexts.

When considering whether to include climate-related disclosure in its SEC filings, including the type of climate-related disclosure provided in the SIS Report and CT Plan, the Company takes into account applicable SEC rules and regulations, including Regulation S-K Item 101, Item 103, Item 105 and Item 303, as well as whether the information constituted “such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they were made, not misleading” pursuant to Rule 12b-20 under the Securities Exchange Act of 1934. The Company further considered the SEC’s Interpretive Release, Commission Guidance Regarding Disclosure Related to Climate Change (Release No. 33-9106).

While the initiatives and goals identified in the SIS Report and CT Plan were strategically important to the Company’s overall sustainability program at the time the report was published, the Company did not, and currently does not, believe these initiatives and their related financial impact rise to the level of materiality under the SEC’s rules, regulations and interpretive guidance noted above, either qualitatively or quantitatively. The climate-related initiatives identified in the SIS Report and CT Plan, to date, have not required material capital expenditures or operating expenses and the Company does not believe, at this time, that they are reasonably likely to have a material impact on future results of operations of the Company's liquidity and capital resources. Additionally, these initiatives have not caused significant operational challenges or material risks to the Company’s business, financial position, liquidity, capital resources or consolidated results of operations as further described in this response letter.

As it pertains to this question and the other questions below, as the Company’s investments and operational efforts to address emissions and climate change continue to evolve, the Company will continue to evaluate its disclosures in its future SEC filings based on the rules, regulations and interpretive guidance, and will update its disclosures as required.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

• decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
• increased demand for products or services that result in lower emissions than competing products;
• increased competition to develop innovative new products that result in lower emissions;
• increased demand for generation and transmission of energy from alternative energy sources; and
• any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Company Response:

The Company considers applicable SEC disclosure rules, regulations, and guidance, as noted in Response 1 above, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding indirect consequences of climate-related regulation or business trends. As of the filing of the Form 10-K for the fiscal year ended June 30, 2023, the Company had not identified any material indirect consequences of climate-related regulation or business trends.

The Company manufactures, markets and sells makeup, skin care, fragrance and hair care products, for which demand is based on a number of factors, including the quality, efficacy and claims of our products. The use of our products does not produce significant greenhouse gas emissions. The Company did not identify and has not identified any significant changes in competition due to innovative new products that result in lower emissions based on the nature of our products.

With regard to increased demand for generation and transmission of energy from alternative energy sources, as more companies engage in sustainable activities demanding the use of alternative energy sources, we would expect the cost to increase initially unless matched by an increasing supply of such alternatives. However, we have taken actions to mitigate this risk such as through the installation of solar technology on certain of our owned and operated sites as well as through our Virtual Power Purchase Agreement for wind energy, as discussed in the SIS Report, for which costs to date have not been material.

With regard to the Company’s greenhouse gas emissions, as disclosed on page 8 of the SIS Report, we have achieved carbon neutrality across our Scope 1 and Scope 2 emissions and sourced 100% renewable electricity globally for our direct operations for fiscal 2022, 2021, and 2020. We have included additional goals and targets related to the reduction of greenhouse gas emissions within our operations in the SIS Report. To the extent we are unable to achieve these goals and targets, it may harm our reputation. This is consistent with the risk factor included in the fiscal 2023 Form 10-K “Our business could be negatively impacted by social impact and sustainability matters”. However, based on the progress on our goals to date and the metrics achieved as noted above, we have not experienced or identified any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

3.We note discussion in your SIS Report and CT Plan addressing climate related-risks, including risks related to chronic heat, extreme weather, and flooding. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

• severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
• quantification of weather-related damages to your property or operations;
• potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
• decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
• the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

Company Response:

The Company considers applicable SEC disclosure rules, regulations, and guidance, as noted in Response 1 above, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding any significant physical effects of climate change on its consolidated operations and results. As of the filing of the Form 10-K for the fiscal year ended June 30, 2023, the Company had not identified any significant physical effects of climate change on its consolidated operations and results that were material to the Company.

As background, the Company has a diverse geographical presence globally, which limits the risk of a severe climate related event having a material impact on the consolidated operations and results. Our products are sold in approximately 150 countries and territories, across various distribution channels including our own and authorized retailer websites, on third-party online malls, in stores in airports, in duty-free locations and in our own and authorized freestanding stores (we operated approximately 1,600 freestanding stores as of June 30, 2023). In addition, our products are sold in brick-and-mortar retail stores, including department stores, specialty-multi retailers, upscale perfumeries and pharmacies and prestige salons and spas. We have wholly owned operations in over 50 countries through which we market, sell and distribute our products. We have 34 principal owned and leased manufacturing, assembly, research and development and distribution facilities located in a number of countries around the world. We manufacture our products primarily in our own facilities in the United States, Belgium, Switzerland, the United Kingdom, Canada and Japan, and also leverage global third-party manufacturing networks. We have established a flexible global distribution network that is managed by us or third parties, and is designed to meet the changing demands of customers while maintaining service levels.

With regards to a potential indirect impact on our operations and results from a weather-related impact on our suppliers, we currently source more than 4,000 ingredients from hundreds of suppliers across the globe. The principal raw materials used in the manufacture of our products are essential oils, alcohols and specialist chemicals. We purchase packaging components that are manufactured to our design specifications. We also partner with an extensive and reliable network of third-party manufacturers that help us access innovation and capacity. Some of our products rely on single-source or a limited number of suppliers; however, we believe we have a robust business continuity strategy, sophisticated capacity planning tools and strategic inventory buffer and multi-sourcing solutions. Although it is rare, we have had instances where our direct material suppliers experienced temporary business impact due to weather-related events (e.g. hurricane, tornados, flood, excessive heat, etc.); however, the impact to the Company has not been material due to the business continuity processes in place within both the Company and at our suppliers (e.g. dual sources, safety stock, inventory levels, etc.), which have been able to avoid significant costs and lost net sales.

We also have a diverse set of customers globally, with no one customer constituting greater than 10% of our consolidated net sales for the fiscal year ended June 30, 2023, reducing the risk of a severe climate related event having a material impact on the consolidated operations and results.

As a result of the Company’s geographic and customer net sales diversity, manufacturing and distribution diversity, and supplier and ingredient diversity, local and regional climate change and weather-related events, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality, have not materially adversely impacted, and are also not reasonably likely to have a material effect on, the Company’s consolidated operations and results in the near term. While these types of weather-related events have certainly occurred, they have not materially adversely impacted the Company’s financial performance or caused any material damages to the Company’s property or operations. For example, our most noteworthy cost impact has been from the impact of Superstorm Sandy in the United States, affecting our facilities in New York in 2012, resulting in less than $1 million in uninsured costs.

We have not experienced any material impacts to our insurance costs or to the availability of insurance due to weather-related factors. Rates across all lines of insurance have increased over the last three fiscal years due to general market wide price hardening driven by costs for extreme weather events, industry attrition losses, inflationary pressures on the cost of replacement valuations, and the reduction of available capacity in the insurance market. These industry wide effects have been partially mitigated as our property related insurable assets are not typically subject to extreme weather-related events and areas. We have also mitigated the rate effects through active risk management efforts in property protection programs on our portfolio. While we manage the insurance portfolio to maximize efficiency on the premium spend, the costs of the property-related premiums are not material, representing approximately 0.2% of selling, general and administrative expenses in fiscal 2023, 2022, and 2021. For the near term future, we do not expect weather-related factors to affect our ability to obtain property related insurance coverage or to increase the cost of property related insurance coverage to an extent that would be material to the Company.

4.You reference the use of carbon offsets, renewable energy credits ("RECs"), and energy attribute certificates ("EACs") in your SIS Report. Please provide disclosure about your purchase or sale of carbon credits, offsets, RECs, or EACs and any material effects on your business, financial condition, and results of operations. This disclosure should include quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.

Company Response:

The Company considers applicable SEC disclosure rules, regulations, and guidance, as noted in Response 1 above, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding the use of carbon offsets, renewable energy credits, and energy attribute certificates. For the periods covered by and as of the filing of the Form 10-K for the fiscal year ended June 30, 2023, the Company had not identified any material uses that warrant disclosure.

In fiscal 2023, 2022, and 2021, we purchased a total of approximately $1 million in each year in carbon offsets and RECs/EACs. Currently, we do not expect purchases in fiscal 2024 to materially exceed our historical levels, nor do we expect that future purchases will materially affect our business, financial condition, and consolidated results of operations.

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The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me by email or at (212) 572-4200.

Very truly yours,
/s/ Tracey T. Travis
Tracey T. Travis
Executive Vice President and Chief Financial Officer